[LETTERHEAD OF VANTIV, INC.]

March 5, 2012

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE Washington, D.C. 20549-3561
Mara L. Ransom

  Re:
  Vantiv, Inc. Registration Statement on Form S-1, as amended File No. 333-177875

Dear Ms. Ransom:

        This letter relates to the Registration Statement on Form S-1 (Registration No. 333-177875) (the "Registration Statement"), as amended through Amendment No. 5 on March 2, 2012 ("Amendment No. 5"), of Vantiv, Inc., a Delaware corporation (the "Company"). The Company hereby provides the following proposed price range and share number information expected to be included in the Company's preliminary prospectus (the "Preliminary Prospectus") forming part of the Registration Statement which relates to the Company's proposed initial public offering (the "Offering") for the Staff's review. Such Preliminary Prospectus is expected to state that the initial offering price to the public of the Company's shares of Class A common stock (the "Shares") is to be between $16.00 and $18.00 per Share, based on 29,412,000 Shares offered to the public in connection with the Offering (or 33,823,800 Shares should the underwriters' over-allotment option be exercised in full) and 127,336,405 Shares expected to be outstanding upon completion of the Offering (or 129,422,469 Shares should the underwriters' over-allotment option be exercised in full). As requested by the Staff, please find enclosed the relevant sections of the Registration Statement updated to reflect the price range and share number information, as well as the anticipated use of proceeds, all of which we expect to include in Amendment No. 6 to the Registration Statement to be filed shortly.

        Should any questions arise in connection with the filing or this letter, please contact the undersigned at (513) 900-5250 or Alex Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.

Sincerely yours,
/s/ NELSON F. GREENE Nelson F. Greene, Esq. Chief Legal Officer and Secretary
cc:
Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP
Richard J. Sandler, Esq. Davis Polk & Wardwell LLP

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
Subject to Completion, dated March [    ], 2012

29,412,000 Shares

Class A Common Stock

        This is an initial public offering of shares of Class A common stock of Vantiv, Inc. Vantiv, Inc. is selling 29,412,000 shares of its Class A common stock. Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share of our Class A common stock will be between $16.00 and $18.00. After pricing the offering, we expect the Class A common stock will be listed on the New York Stock Exchange under the symbol "VNTV".

        Investing in our Class A common stock involves a high degree of risk. See "Risk Factors" beginning on page 19.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

        We and the selling stockholders named in this prospectus have granted the underwriters an option, for a period of 30 days from the date of this prospectus, to purchase up to 4,411,800 additional shares of our Class A common stock to cover over-allotments, if any. We will not receive any proceeds from the sale of shares of Class A common stock to be offered by the selling stockholders.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of Class A common stock to investors on or about                        , 2012.

J.P. Morgan	Morgan Stanley	Credit Suisse

Goldman, Sachs & Co.	Deutsche Bank Securities

Citigroup	UBS Investment Bank	Jefferies

Raymond James	William Blair & Company	Wells Fargo Securities

                    , 2012

The Offering

Class A common stock offered by us	29,412,000 shares of Class A common stock (31,498,064 shares if the underwriters' option to purchase additional share is exercised in full).
Class A common stock to be outstanding after this offering	127,336,405 shares of Class A common stock (129,422,469 shares if the underwriters' option to purchase additional shares is exercised in full).
Class B common stock to be outstanding after this offering

86,005,200 shares of Class B common stock (83,919,136 shares if the underwriters' option to purchase additional shares is exercised in full). The Fifth Third investors will receive one share of our Class B common stock for each Class B unit of Vantiv Holding that they hold upon the consummation of the reorganization transactions and this offering. Should the underwriters exercise their option to purchase additional shares, we will purchase up to 2,086,064 Class B units from the Fifth Third investors with the proceeds we receive from the portion of the underwriters' option to be provided by us, being 2,086,064 shares of Class A common stock, at a purchase price equal to the public offering price less the underwriting discounts and commissions, as described in "Use of Proceeds." In this case, an equivalent number of shares of Class B common stock will be cancelled, and these Class B units will convert into Class A units upon such purchase. The Class B common stock has no economic rights, but will provide the Fifth Third investors with the voting and consent rights in Vantiv, Inc. as described herein.

Option to purchase additional shares of Class A common stock

The underwriters have an option to purchase up to a maximum of 4,411,800 additional shares of Class A common stock from us and the selling stockholders named in this prospectus. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Conflicts of interest

We expect to use more than 5% of the net proceeds from the sale of the Class A common stock to repay indebtedness under our senior secured credit facilities (see "Description of Certain Indebtedness") owed by us to certain affiliates of the underwriters. Accordingly, the offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority's Conduct Rules. This rule provides generally that if more than 5% of the net proceeds from the sale of securities, not including underwriting compensation, is paid to the underwriters or their affiliates, a "qualified independent underwriter," as defined in Rule 5121, must participate in the preparation of the registration statement of which this prospectus forms a part and perform its usual standard of due diligence with respect thereto. Deutsche Bank Securities Inc. is assuming the responsibilities of acting as the qualified independent underwriter in conducting due diligence. See "Underwriting—Conflicts of Interest."

Selling stockholders and Fifth Third investors

Prior to the offering, Advent owned 99.4% of Vantiv, Inc., which owns 50.93% of Vantiv Holding. In connection with the separation transaction from Fifth Third Bank, Advent entered into various agreements with us that provide for the payment of a management fee to Advent as well as rights to appoint members of the board of directors of Vantiv Holding and registration rights. Should the underwriters exercise their option to purchase additional shares, Vantiv, Inc. intends to use the net proceeds it receives from the portion of the underwriters' option to be provided by it to purchase Class B units from the Fifth Third investors. These Class B units will convert into Class A units upon any such purchase. In addition, we will pay Fifth Third Bank a $15.0 million fee related to the modification of its consent rights under the existing Amended and Restated Vantiv Holding Limited Liability Company Agreement. In connection with the separation transaction from Fifth Third Bank, Fifth Third Bank and its affiliates entered into various agreements with us that provide for, among other things, the provision of various business and operational services by Fifth Third Bank and its affiliates to us as well as rights to appoint members of the board of directors of Vantiv Holding and registration rights. In addition, we will enter into new agreements or amend existing agreements with Advent and Fifth Third investors in connection with the reorganization transactions and this offering. JPDN is an affiliate of Charles D. Drucker, our chief executive officer. For more information regarding equity ownership and agreements with the selling stockholders and Fifth Third investors, see "Organizational Structure," "Certain Relationships and Related Person Transactions," "Principal and Selling Stockholders" and "Description of Capital Stock."

Use of proceeds

We estimate that the net proceeds to us from our sale of 29,412,000 shares of Class A common stock in this offering will be approximately $460.8 million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus. We intend to contribute all of the net proceeds to Vantiv Holding. Vantiv Holding intends to use such net proceeds to repay $460.8 million principal amount of our existing senior secured credit facilities. Should the underwriters exercise their option to purchase additional shares of Class A common stock, we intend to use the net proceeds we receive from the portion of the underwriters' option to be provided by us to purchase Class B units from the Fifth Third investors. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. See "Use of Proceeds."

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. See "Dividend Policy."
Voting rights	Each share of Class A common stock will entitle the holder to one vote in all matters.

The shares of our Class B common stock will entitle the Fifth Third investors as the holders of the Class B common stock collectively to hold up to 18.5% of the aggregate voting power of our outstanding common stock determined on a formulaic basis. The total value and voting power of the Class A common stock and the Class B common stock that the Fifth Third investors hold (not including, for the avoidance of doubt, any ownership interest in units of Vantiv Holding) will be limited to 18.5% at any one time other than in connection with a stockholder vote with respect to a change of control, in which event the Fifth Third investors will have the right to that full number of votes equal to the number of shares of Class A common stock they own and Class B common stock they own, which giving effect to this offering, in the aggregate, would be 40.3% of all Class A common stock and Class B common stock. The Fifth Third investors will also own Class B units of Vantiv Holding that are exchangeable at their option, subject to certain restrictions, or, at our request in certain circumstances, into, at our option, cash or shares of our Class A common stock. In addition, to the extent that the Fifth Third investors otherwise hold Class A common stock and Class B common stock entitled to less than 18.5% of the voting power of the outstanding common stock, then the Fifth Third investors will be entitled only to such lesser voting power. Upon the consummation of the offering and the purchase of a portion, if any, of the Fifth Third investors' Class B units of Vantiv Holding, the Fifth Third investors will hold 18.5% of the voting power in Vantiv, Inc.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except that the Fifth Third investors will be entitled to elect a number of our directors, or the Class B directors, equal to the percentage of the voting power of all of our outstanding common stock represented by our Class B common stock held by the Fifth Third investors but not exceeding 18.5% of the board of directors. Holders of our Class B common stock will also have to approve certain amendments to our amended and restated certificate of incorporation. See "Description of Capital Stock."

Immediately following this offering, our public stockholders will have 18.8% of the voting power in Vantiv,  Inc., or 21.3% if the underwriters exercise in full their option to purchase additional shares. See "Description of Capital Stock."

Risk factors

Investing in our Class A common stock involves a high degree of risk. See "Risk Factors" beginning on page 19 of this prospectus for a discussion of factors you should carefully consider before investing in our Class A common stock.

Proposed NYSE symbol	"VNTV."

        Unless otherwise indicated, the number of shares of our Class A common stock to be outstanding after this offering:

  •
  includes 1,419,810 shares of unrestricted Class A common stock and 6,749,306 shares of restricted Class A common stock issued under our 2012 Vantiv, Inc. Equity Incentive Plan, or the 2012 Equity Plan, to holders of phantom equity units outstanding under the Vantiv Holding Management Phantom Equity Plan, with the number of shares of unrestricted Class A common stock to be issued to such holders giving effect to the net settlement of such shares to satisfy tax withholding obligations of the holders;

  •
  excludes 74,110 shares of Class A common stock issuable to our directors upon settlement of restricted stock units to be granted to each director, other than Mr. Drucker, in connection with this offering;

  •
  excludes an aggregate of 27,256,774 additional shares of Class A common stock that will initially be available for future awards pursuant to the 2012 Equity Plan;

  •
  excludes 20,378,027 shares of Class A common stock issuable upon conversion of Class C non-voting units of Vantiv Holding that are issuable upon exercise of a warrant issued to Fifth Third Bank on June 30, 2009, or the Warrant;

  •
  excludes 86,005,200 shares of Class A common stock issuable upon the exchange of Class B units of Vantiv Holding for Class A common stock of Vantiv, Inc.;

  •
  gives effect to a reclassification of our existing common stock into Class A common stock and a 1.7576 for 1 stock split of the Class A common stock prior to the consummation of this offering;

  •
  gives effect to our amended and restated certificate of incorporation, which will be in effect prior to the consummation of this offering; and

  •
  assumes no exercise of the underwriters' option to purchase up to 4,411,800 additional shares of our Class A common stock from us and the selling stockholders.

        Unless otherwise indicated, this prospectus does not give effect to the debt refinancing following this offering.

        Unless otherwise indicated, this prospectus assumes an initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

	Successor			Predecessor
	Year Ended December 31, 2011	Year Ended December 31, 2010	Six Months Ended December 31, 2009	Six Months Ended June 30, 2009	Year Ended December 31, 2008
	(in thousands, except per share data)
Statement of income data:
Revenue	$1,622,421	$1,162,132	$506,002	$444,724	$884,918
Network fees and other costs	756,735	595,995	254,925	221,680	433,496

Net revenue	865,686	566,137	251,077	223,044	451,422
Sales and marketing	236,917	98,418	32,486	37,561	71,247
Other operating costs	143,420	124,383	48,275	—	—
General and administrative	86,870	58,091	38,058	8,468	8,747
Depreciation and amortization	155,326	110,964	49,885	2,356	2,250
Allocated expenses	—	—	—	52,980	114,892

Income from operations	243,153	174,281	82,373	121,679	254,286
Interest expense—net(1)	(111,535)	(116,020)	(58,877)	(9,780)	—
Non-operating expenses	(14,499)	(4,300)	(9,100)	(127)	(5,635)

Income before applicable income taxes	117,119	53,961	14,396	111,772	248,651
Income tax expense (benefit)	32,309	(956)	(191)	36,891	96,049

Net income	84,810	54,917	14,587	$74,881	$152,602

Less: net income attributable to non-controlling interests	(48,570)	(32,924)	(16,728)

Net income (loss) attributable to Vantiv, Inc.	$36,240	$21,993	$(2,141)

Pro forma net income per share(2):
Basic	$0.58
Diluted	$0.56
Pro forma weighted average shares outstanding(2):
Basic	206,592
Diluted	212,201
Other data:
Pro forma adjusted EBITDA(3)	$438,795	$400,503	$162,772	$135,627	$278,668
Transactions (in millions):
Merchant Services	9,591	8,206	3,817	3,433	6,493
Financial Institution Services	3,344	3,060	1,365	1,263	2,369

	As of December 31, 2011
	Actual	Pro Forma As Adjusted(4)
Balance sheet data:
Cash and cash equivalents	$370,549	$355,549
Total assets	3,489,710	3,474,710
Total long-term liabilities	1,793,270	1,332,462
Non-controlling interests	632,022	617,022
Total equity	1,255,720	1,701,528

(1)
We intend to complete the debt refinancing contemporaneously with this offering, however the new indebtedness being incurred pursuant to the debt refinancing will not be funded until after this offering. Assuming (i) the sale of our Class A common stock in this offering at an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus), (ii) the application of the net proceeds to be received by us from this offering as described in "Use of Proceeds" and (iii) the refinancing of our remaining indebtedness under our senior secured credit facilities on the expected terms of the debt refinancing described in "Description of Certain Indebtedness—Senior Secured Credit Facilities," had each occurred on

  January 1, 2011, our interest expense—net for the year ended December 31, 2011 would have been $44.6 million. This would have represented a 60% decrease from our actual historical interest expense—net for the year ended December 31, 2011. A 25 basis point increase (decrease) in each of the interest rate spreads of the new term A and term B facilities expected to be entered in connection with the debt refinancing would increase (decrease) this assumed interest expense—net for the year ended December 31, 2011 by $3.1 million, assuming the other terms of the debt refinancing remain the same. In addition, as a result of the debt refinancing, we expect to incur a charge of $            related to the termination of our existing senior secured credit facilities. Such charge will be included in non-operating expenses in the same quarter as this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Segments, Revenue and Expenses—Expenses" for more information.

(2)
Pro forma information gives effect to (i) the reorganization transactions, including the 1.7576 for 1 stock split of our Class A common stock, as more fully described in "Organizational Structure" and (ii) the application of net proceeds from this offering, including the repayment of indebtedness, as more fully described in "Use of Proceeds," as if each had occurred as of January 1, 2011. Pro forma information is presented on a fully distributed basis, which eliminates the impact of the non-controlling interest.

(3)
Adjusted EBITDA is calculated as net income before interest expense—net, income tax expense (benefit) and depreciation and amortization adjusted for:

  •
  transition costs related to our separation transaction from Fifth Third Bank;

  •
  debt refinancing costs;

  •
  share-based compensation expense;

  •
  acquisition and integration costs incurred in connection with our acquisitions;

  •
  changes in the fair value of the put rights Vantiv, Inc. received in connection with the separation transaction; and

  •
  transaction costs incurred in connection with the separation transaction.

  Pro forma adjusted EBITDA is calculated as adjusted EBITDA adjusted for:

    •
    NPC's EBITDA for the period January 1, 2010 through the acquisition date of November 3, 2010.

  Adjusted EBITDA and pro forma adjusted EBITDA eliminate the effects of items that we do not consider indicative of our core operating performance. Adjusted EBITDA and pro forma adjusted EBITDA are supplemental measures of operating performance that do not represent and should not be considered as alternatives to net income, as determined by U.S. generally accepted accounting principles, or GAAP, and our calculation of adjusted EBITDA and pro forma adjusted EBITDA may not be comparable to that reported by other companies.

  Management believes the inclusion of the adjustments to adjusted EBITDA and pro forma adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. By providing these non-GAAP financial measures, together with a reconciliation to GAAP results, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing strategic initiatives. We believe adjusted EBITDA and pro forma adjusted EBITDA are used by investors as a supplemental measure to evaluate the overall operating performance of companies in our industry.

USE OF PROCEEDS

        We estimate that the net proceeds to us from our sale of 29,412,000 shares of Class A common stock in this offering will be approximately $460.8 million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover of this prospectus.

        We intend to contribute all of the net proceeds to Vantiv Holding in exchange for Class A units. Vantiv Holding intends to use such net proceeds to repay $             principal amount of our term B-1 loan and $            principal amount of our term B-2 loan. Our senior secured credit facilities consist of two first lien facilities that mature on November 3, 2016 and November 3, 2017, respectively. As of December 31, 2011, we had $1.6 billion in term B-1 loans outstanding, $150.0 million in term B-2 loans outstanding and $150.0 million of availability under a $150.0 million revolving credit facility. The weighted average interest rate under our senior secured credit facilities as of December 31, 2011 was 4.6%, before the effect of our interest rate swap.

        Certain of the underwriters of this offering or their affiliates are lenders under our senior secured credit facilities. Accordingly, certain of the underwriters will receive net proceeds from this offering in connection with the repayment of our senior secured credit facilities. See "Underwriting—Conflicts of Interest."

        A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the net proceeds to us from this offering by $27.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us. Such an increase (decrease) in the net proceeds to us from this offering would increase (decrease) the portion of such proceeds used to repay the principal amount of our term B-1 loan by $        million and the principal amount of our term B-2 loan by $        million, using the same assumptions. Furthermore, such an increase (decrease) in the net proceeds to us from this offering would decrease (increase) the aggregate size of the new senior secured credit facilities to be entered pursuant to the debt refinancing by $        million, using the same assumptions.

        Should the underwriters exercise their option to purchase additional shares, we will purchase up to 2,086,064 Class B units from the Fifth Third investors with the proceeds we receive from the portion of the underwriters' option to be provided by us, being 2,086,064 shares of Class A common stock at a purchase price equal to the public offering price of the Class A common stock offered hereby less underwriting discounts and commissions. In this case, an equivalent number of shares of Class B common stock will be cancelled, and these Class B units will convert into Class A units upon such purchase. We will not receive any proceeds from the sale of shares by the selling stockholders.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2011:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the reorganization transactions as more fully described in "Organizational Structure;" and

  •
  on a pro forma as adjusted basis to give effect to the sale of 29,412,000 shares of our Class A common stock in this offering and the application of the net proceeds received by us from this offering as described under "Use of Proceeds."

        This table should be read in conjunction with "Organizational Structure," "Use of Proceeds," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our financial statements and the related notes thereto included elsewhere in this prospectus.

	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
	(in thousands, except share data)
Cash and cash equivalents(3)	$370,549	$355,549	$355,549

Debt:
Total long-term debt, including current portion(4)	$1,754,709	$1,754,709	$1,293,901

Equity:
Common stock, $.01 par value; 510,000 shares authorized; 509,305 issued and outstanding, actual; no shares issued and outstanding pro forma	5	—	—
Class A common stock, $0.00001 par value; shares authorized; no shares issued and outstanding, actual; 97,924,405 issued and outstanding, pro forma; 127,336,405 shares issued and outstanding, pro forma as adjusted(5)	—	1	1
Class B common stock, no par value; shares authorized; no shares issued and outstanding, actual; 86,005,200 shares issued and outstanding, pro forma and pro forma as adjusted(5)	—	—	—
Preferred stock, $0.00001 par value, shares authorized; no shares issued and outstanding, actual, pro forma and pro forma as adjusted	—	—	—
Paid-in capital	581,237	581,241	1,042,049
Retained earnings	51,970	51,970	51,970
Accumulated other comprehensive loss	(9,514)	(9,514)	(9,514)

Total Vantiv, Inc. equity	623,698	623,698	1,084,506
Non-controlling interests	632,022	617,022	617,022

Total capitalization	$3,010,429	$2,995,429	$2,995,429

(1)
Does not reflect the four new tax receiveable agreements entered into in connection with the reorganization transactions.

(2)
Assuming the number of shares sold by us in this offering remains the same as set forth on the cover page, a $1.00 increase or decrease in the assumed initial public offering price would not increase or decrease our total capitalization.

(3)
Pro forma and pro forma as adjusted cash and cash equivalents gives effect to the payment to Fifth Third Bank of a $15.0 million fee related to the modification of its consent rights under the existing Amended and Restated Vantiv Holding Limited Liability Company Agreement.

(4)
Does not include $150.0 million of availability under our $150.0 million revolving credit facility. Does not reflect the impact of the debt refinancing that is expected to occur after the consummation of this offering, as the new indebtedness being incurred pursuant to the debt refinancing will not be funded until after this offering. See "Description of Certain Indebtedness" elsewhere in this prospectus.

(5)
Does not give effect to (i) future exchanges of Class B units of Vantiv Holding for shares of our Class A common stock pursuant to the Exchange Agreement, (ii) future issuances of Class A common stock upon any conversion of Class C non-voting units of Vantiv Holding issuable upon exercise of the Warrant currently held by Fifth Third Bank and (iii) future issuances of Class A common stock under the 2012 Equity Plan.

DILUTION

        If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after the reorganization transactions described in "Organizational Structure" and this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to our existing investors.

        Our pro forma net tangible book value as of December 31, 2011 would have been approximately $(1.2) billion, or $(12.18) per share, of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, in each case, after giving effect to the reorganization transactions but not this offering.

        After giving effect to (i) the completion of the reorganization transactions more fully described in "Organizational Structure," including, a 1.7576 for 1 stock split of our Class A common stock prior to the consummation of this offering, (ii) the sale of 29,412,000 shares of Class A common stock in this offering at the assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering, our pro forma net tangible book value would have been $(747.0) million, or $(5.87) per share. This represents an immediate increase in pro forma net tangible book value of $6.31 per share to our existing investors and an immediate dilution in pro forma net tangible book value of $22.87 per share to new investors.

        The following table illustrates this dilution on a per share of Class A common stock basis:

Initial public offering price per share		$17.00
Pro forma net tangible book value per share as of December 31, 2011	$(12.18)
Increase in pro forma net tangible book value per share attributable to new investors	6.31

Pro forma as adjusted net tangible book value per share after this offering		(5.87)

Dilution in pro forma net tangible book value per share to new investors		$22.87

        The following table summarizes, on a pro forma basis as of December 31, 2011 after giving effect to the reorganization transactions and this offering, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by our existing investors and by new investors purchasing shares in this offering.

			Total Consideration
	Shares Purchased
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing investors	89,755,289	75.3%	$561,868,109	52.9%	$6.26
New investors	29,412,000	24.7	500,004,000	47.1	$17.00

Total	119,167,289	100%	$1,061,872,109	100%

        If the underwriters were to fully exercise their option to purchase 4,411,800 additional shares of our Class A common stock and after giving effect to our purchase of Class B units from the Fifth

Third investors with the net proceeds received by us from such exercise, the percentage of shares of our common stock held by existing investors would be 72.1%, and the percentage of shares of our common stock held by new investors would be 27.9%.

        The above discussion and tables are based on the number of shares outstanding at December 31, 2011 on a pro forma basis and excludes an aggregate of 141,883,227 additional shares of our Class A common stock that will be (i) issuable upon exchange of Class B units in Vantiv Holding pursuant to the Exchange Agreement, (ii) issuable upon any conversion of Class C non-voting units of Vantiv Holding issuable upon exercise of the Warrant currently held by Fifth Third Bank, (iii) issued under the 2012 Equity Plan or (iv) reserved for future awards pursuant to our equity incentive plans. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

well as their transaction volume. The number of financial institutions in the United States has declined as a result of prevailing economic conditions, consolidation as well as other market and regulatory pressures. These factors have contributed to industry-wide pricing compression of the fees that financial institutions are willing to pay for payment processing. Since 2009, pricing compression in the Financial Institution Services segment has represented 4% or less of net revenue on an annual basis.

Network Fees and Other Costs

        Network fees and other costs consist primarily of charges incurred by us which we pass through to our clients, including Visa, MasterCard and other payment network fees, card production costs, telecommunication charges, postage and other third party processing expenses.

Net Revenue

        Net revenue is revenue, less network fees and other costs. Network fees and other costs have been increasing at a rate higher than transaction growth, causing our net revenue to grow at a slower rate than revenue. Network fees and other costs are typically a larger percentage of our Merchant Services revenue than our Financial Institution Services revenue and were 52% of our Merchant Services revenue and 31% of our Financial Institution Services revenue for the year ended December 31, 2011. Increases in network fees and other costs have not historically had a significant impact on net revenue, as they are passed through to, and paid for, by our clients. Net revenue reflects revenue generated from the services we provide to our clients. Management uses net revenue to assess our operating performance. We believe that net revenue, when reviewed together with revenue, is meaningful to our investors in order to understand our performance.

Expenses

        Set forth below is a brief description of the components of our expenses, aside from the network fees and other costs discussed above:

  •
  Sales and marketing expense primarily consists of salaries and benefits paid to sales personnel, sales management and other sales and marketing personnel, advertising and promotional costs and residual payments made to ISOs and other third party resellers. In the near and long-term, we expect our sales and marketing expense to increase as we invest in our sales force and indirect distribution channels and expand our direct marketing.

  •
  Other operating costs primarily consist of salaries and benefits paid to operational and IT personnel, costs associated with operating our technology platform and data centers, information technology costs for processing transactions, product development costs, software consulting fees and maintenance costs. We expect that our other operating costs will grow at a rate comparable to the rate of growth of net revenue for the short term as we expect efficiencies to be offset by increased investment in the development of new services. Over the long term, we expect that other operating costs will decrease as a percentage of net revenue as a result of efficiencies provided by our single technology platform and our integrated business.

  •
  General and administrative expenses primarily consist of salaries and benefits paid to executive management and administrative employees, including finance, human resources, product development, legal and risk management, share-based compensation costs, equipment and occupancy costs and consulting costs. We expect our general and administrative expenses to increase in connection with our being a public reporting company, compliance with the Sarbanes-Oxley Act and increased investment in the development of new services. Over the long term, we expect that our general and administrative expenses will decrease as a percentage of net revenue. In connection with this offering and assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus), we expect to recognize share-based compensation expense of approximately $23.7 million during the remainder of 2012, $31.6 million during 2013, $29.5 million during 2014 and $7.1 million during 2015 related to the issuance of restricted and unrestricted stock to our employees who are holders of phantom units under Vantiv Holding's Management Phantom Equity Plan, which will terminate in connection with this offering. In addition, pursuant to a new equity plan, we expect to make additional equity grants in connection with this offering and will incur a charge of $1.4 million related to share-based compensation for the remainder of 2012. We will incur additional charges in the future related to additional equity grants under our new equity plan.

  •
  Depreciation and amortization expense consists of our depreciation expense related to investments in property, equipment and software as well as our amortization of intangible assets, principally customer relationships acquired in the separation transaction and our subsequent acquisitions, including NPC. Depreciation and amortization expense may increase as we continue to make capital expenditures and pursue acquisitions.

  •
  Allocated expenses represent expenses allocated to us prior to the separation transaction, while we were a business unit of Fifth Third Bank. These expenses were related to certain functions performed by Fifth Third Bank on behalf of the business unit, such as information technology, operational and administrative functions.

  •
  Interest expense—net consists primarily of interest on borrowings under our senior secured credit facilities less interest income earned on our cash and cash equivalents. Assuming (i) the sale of the number of shares of Class A common stock set forth on the cover of this prospectus at an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus), (ii) the application of the net proceeds to be received by us from this offering as described in "Use of Proceeds" and (iii) the refinancing of our remaining indebtedness under our senior secured credit facilities on the expected terms of the debt refinancing as described in "Description of Certain Indebtedness—Senior Secured Credit Facilities," had each occurred on January 1, 2011, our interest expense—net for the year ended December 31, 2011 would have been $44.6 million. This would have represented a 60% decrease from our actual historical interest expense—net for the year ended December 31, 2011 of $111.5 million. A 25 basis point increase (decrease) in each of the interest rate spreads of the new term A loans, the new term B and the new revolving credit facility expected to be entered in connection with the debt refinancing would increase (decrease) this assumed interest expense—net for the year ended December 31, 2011 by $3.1 million, assuming the other terms of the debt refinancing remain the same.

  •
  Income tax expense (benefit) represents federal, state and local taxes based on income in multiple jurisdictions.

  •
  Non-operating expenses primarily consist of the periodic changes in value of the put rights we received in connection with the separation transaction and costs associated with our debt refinancing in May 2011. The put rights will terminate in connection with this offering. In addition, as a result of our anticipated debt refinancing after the consummation of this offering, we expect to incur a charge of $            related to the termination of our existing senior secured credit facilities. Such charge will be included in non-operating expenses in the same quarter as this offering. We may incur a cash charge related to the modification or early termination of our interest rate swaps in the same quarter as this offering.

Factors and Trends Impacting Our Business and Results of Operations

        We expect a number of factors will impact our business, results of operations and financial condition. In general, our revenue is impacted by the number and dollar volume of card based transactions which in turn is impacted by general economic conditions, consumer spending and the emergence of new technologies and payment types, such as ecommerce, mobile payments, and prepaid

        "Good reason" generally means: (i) material diminution in nature or scope of responsibilities, duties or authorities; (ii) material diminution in base salary or annual bonus potential, other than as part of across-the-board reduction that results in proportional reduction to such participant equal to that of other senior executives; (iii) removal from, or failure to continue in, current position, unless such participant is offered another executive position which is no less favorable than such participant's current position in terms of compensation; (iv) any requirement that the participant take any action or omit to take any action, which if taken or omitted to be taken would require the participant to resign in order to comply with applicable law; or (v) relocation of such executive officer's principal office to a location more than 50 miles from the current office provided the move in office location results in an increase in such executive officer's commute.

Potential Payments

        The following table summarizes our named executive officer's potential payments upon the occurrence of certain events pursuant to their respective offer letters, assuming that such events occurred as of December 31, 2011 and that their new offer letters had been executed during the year:

	Base Salary ($)	Bonus(3) ($)	Benefits(4) ($)	Total ($)
Charles D. Drucker:
Termination without cause or for good reason(1)	868,500	602,160	18,957	1,489,617
Termination upon change of control(2)	868,500	579,000	18,957	1,466,457
Mark L. Heimbouch:
Termination without cause or for good reason	444,000	385,000	—	829,000
Termination upon change of control(2)	444,000	333,000	—	777,000
Royal Cole:
Termination without cause or for good reason	379,000	265,000	—	644,000
Termination upon change of control(2)	379,000	284,250	—	663,250
Adam Coyle:
Termination without cause or for good reason	269,000	200,000	—	469,000
Termination upon change of control(2)	269,000	201,750	—	470,750
Donald Boeding:
Termination without cause or for good reason	279,000	300,000	—	579,000
Termination upon change of control(2)	279,000	209,250	—	488,250

(1)
Represents continued payment of Mr. Drucker's salary for 18 months if he is terminated without cause or he terminates for good reason outside of the Change of Control Period.

(2)
Termination upon change of control refers to termination of an executive officer without cause or he terminated his employment for good reason during the Change of Control Period.

(3)
For termination without cause or for good reason, bonus refers to each executive officer's earned bonus. For termination upon change of control, bonus refers to each executive officer's current target bonus. In each case, without proration.

(4)
For Mr. Drucker, the Company will continue to pay the premium cost of coverage under medical and dental plans for 24 months, at the same rate we contribute to premium cost for active executives. Each of the other executives is entitled to COBRA benefits.

        In addition, each of our named executive officers will receive restricted stock under the 2012 Equity Plan with respect to phantom units they hold in Vantiv Holding. The restricted stock agreements the named executive officers enter into with us will provide for accelerated vesting of all shares of restricted Class A common stock held by such named executive officer upon a change of control. Assuming this offering and the reorganization transactions had occurred and based upon the assumed initial public offering price of $17.00 per share (the midpoint of the range set forth on the cover of this prospectus), Messrs. Drucker, Heimbouch, Cole, Coyle and Boeding would have received vested stock equivalent to $26.7 million, $8.5 million, $4.2 million, $3.1 million and $4.8 million, respectively, if there was a change of control on December 31, 2011.

Non-Competition, Non-Solicitation and Confidentiality

        Each of our executive officers has entered into non-competition, non-solicitation and confidentiality agreements with us. Pursuant to such agreements, each executive officer has agreed not to compete with us for a specified period following such executive officer's date of termination. In addition, each executive officer may not solicit any of our employees during the term of his employment or for a specified period thereafter or disclose any confidential information provided by our employment.

2012 Equity Incentive Plan

        In connection with this offering, our board of directors plans to adopt the 2012 Equity Plan. The 2012 Equity Plan will provide for grants of stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards and other stock-based awards. The following summary describes the material terms of the 2012 Equity Plan but does not include all provisions of the 2012 Equity Plan. For further information regarding the 2012 Equity Plan, we refer you to a complete copy of the 2012 Equity Plan, which we have filed as an exhibit to the registration statement of which this prospectus forms a part.

        Purpose.    The purposes of the 2012 Equity Plan are to motivate and reward employees and other individuals who are expected to contribute significantly to our success to perform at the highest level and to further our best interests and the best interests of our stockholders.

        Plan Administration.    The 2012 Equity Plan will be administered by our compensation committee. The compensation committee will have the authority to, among other things, designate recipients, determine the types, amounts and terms and conditions of awards, and to take other actions necessary or desirable for the administration of the 2012 Equity Plan. The compensation committee will also have authority to implement certain clawback policies and procedures and may provide for clawbacks as a result of financial restatements in an award agreement. The compensation committee may impose restrictions on any award with respect to non-competition, confidentiality and other restrictive covenants as it deems necessary or appropriate in its sole discretion.

        Authorized Shares.    Subject to adjustment as described in the 2012 Equity Plan, the maximum number of shares of Class A common stock available for issuance pursuant the 2012 Equity Plan is 35,500,000 shares, provided that no more than             shares may be issued pursuant to incentive stock options. Any shares of Class A common stock underlying awards that are expired, forfeited, or otherwise terminated without the delivery of shares, or are settled in cash, will again be available for issuance under the 2012 Equity Plan.

        Eligibility.    Awards may be granted to members of our board of directors, as well as employees or consultants of us or our affiliates. In certain circumstances, we may also grant substitute awards to holders of equity-based awards of a company that we acquire or combine with.

        Types of Awards.    The 2012 Equity Plan provides for grants of stock options, stock appreciation rights, restricted stock and restricted stock units, performance awards and other stock-based awards determined by the compensation committee.

  •
  Stock options: An option granted under the 2012 Equity Plan will enable the holder to purchase a number of shares of our Class A common stock on set terms. Options shall be designated as either a nonqualified stock option or an incentive stock option. An option granted as an incentive stock option shall, to the extent it fails to qualify as an incentive stock option, be

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Reorganization and Offering Transactions

        In connection with this offering, we will enter into a recapitalization agreement with our existing stockholders and with the Fifth Third investors pursuant to which the following transactions will occur in the order specified in the recapitalization agreement:

  •
  As provided in the recapitalization agreement: (i) the existing holders of Vantiv, Inc. common stock will receive 89,515,617 shares of our Class A common stock in exchange for the shares of common stock they currently hold; (ii) we will issue 86,005,200 shares of our Class B common stock to the Fifth Third investors; (iii) JPDN will contribute all rights, title and interest in its Class A units and Class B units in Vantiv Holding in exchange for 239,672 shares of our Class A common stock; and (iv) upon JPDN's contribution, the Class B units in Vantiv Holding previously held by JPDN will automatically convert into Class A units in Vantiv Holding, which in each case gives effect to the stock split described below. See "—Recapitalization Agreement."

  •
  Vantiv, Inc. will amend and restate its certificate of incorporation and will have authorized capital stock consisting of                    shares of Class A common stock,                     shares of Class B common stock, and                    shares of undesignated preferred stock. We will conduct a 1.7576 for 1 stock split of our Class A common stock prior to the consummation of this offering. Our amended and restated certificate of incorporation will provide Fifth Third Bank with certain consent rights, which will prevent us or our subsidiaries from taking certain actions without Fifth Third Bank's approval. See "Description of Capital Stock—Consent Rights."

  •
  Vantiv Holding's existing Amended and Restated Limited Liability Company Agreement will be amended and restated to, among other things, modify its capital structure to effect a 1.7576 for 1 unit split and provide for a sufficient number of Class A units, Class B units and Class C non-voting units of Vantiv Holding, with the Class A units held by Vantiv, Inc., the Class B units held by the Fifth Third investors and the non-voting Class C units issuable upon exercise of the Warrant currently held by Fifth Third Bank. Vantiv, Inc. will hold 127,336,405 Class A units and will be the managing member and the majority unitholder of Vantiv Holding, and will operate and control Vantiv Holding, subject to the terms of Fifth Third Bank's consent rights and other provisions set forth in the Amended and Restated Vantiv Holding Limited Liability Company Agreement. See "Description of Capital Stock—Vantiv Holding." We will pay Fifth Third Bank a $15.0 million fee related to the modification of its consent rights under the existing Amended and Restated Vantiv Holding Limited Liability Company Agreement. The Fifth Third investors will hold 86,005,200 Class B units, which will be exchangeable for shares of Class A common stock. See "—Exchange Agreement."

  •
  Prior to the consummation of this offering, we will restructure the ownership and/or operations of Transactive for bank regulatory purposes. See "Business—Regulation—Banking Regulation."

  •
  Vantiv, Inc. and the Fifth Third investors will enter into the Exchange Agreement under which we commit to maintain a 1:1 ratio between the units of Vantiv Holding and the common stock of Vantiv, Inc. and the Fifth Third investors (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, from time to time to exchange their Class B units or Class C non-voting units in Vantiv Holding for shares of our Class A common stock on a one-for-one basis, or, at Vantiv, Inc.'s option, for cash. To the extent that we issue a share of Class A common stock upon the exchange of a Class B unit of Vantiv Holding, Vantiv Holding will issue a Class A unit to us and we will cancel a share of Class B common stock. See "—Exchange Agreement."

  •
  We will enter into four tax receivable agreements, which will provide for payments by us to Vantiv Holding's existing investors equal to 85% of the amount of cash savings, if any, in U.S. federal, state, local and foreign income tax that we and NPC actually realize as a result of certain tax basis increases and NOLs. See "—Reorganization and Offering Transactions—Tax Receivable Agreements."

        In addition, the Fifth Third investors will receive one share of our Class B common stock for each Class B unit of Vantiv Holding that they hold. The Class B common stock only carries voting rights and carries the right for the Fifth Third investors to appoint a certain number of directors; it carries no economic rights. The shares of our Class B common stock will entitle the holders of the Class B common stock collectively to up to 18.5% of the aggregate voting power of our outstanding common stock on a formulaic basis, other than in connection with the election of Class B directors. The total value and voting power of the Class A common stock and the Class B common stock that the Fifth Third investors hold (not including, for the avoidance of doubt, any ownership interest in units of Vantiv Holding) will be limited to 18.5% of all Class A common stock (and preferred stock entitled to vote with the Class A common stock, if we issue any in the future) and Class B common stock at any one time other than in connection with a stockholder vote with respect to a change of control, in which event the Fifth Third investors will have the right to that full number of votes equal to the number of shares of Class A common stock and Class B common stock they own, which giving effect to this offering, in the aggregate, would be 40.3% of all Class A common stock and Class B common stock. The Fifth Third investors will also be entitled to elect a number of Class B directors equal to the percentage of the voting power of all of our outstanding common stock represented by the Class B common stock held by the Fifth Third investors but not exceeding 18.5% of the board of directors. In addition to the extent that the Fifth Third investors hold Class A common stock and Class B common stock entitled to less than 18.5% of the voting power of the outstanding common stock, then the Fifth Third investors shall be entitled only to such lesser voting power. Upon the consummation of the offering, the Fifth Third investors, who will initially hold all Class B common stock, will hold 18.5% of the voting power in Vantiv, Inc. Holders of our Class B common stock will also have to approve certain amendments to our amended and restated certificate of incorporation. See "Description of Capital Stock."

        Should the underwriters exercise their option to purchase additional shares, Vantiv, Inc. will purchase up to 2,086,064 Class B units from the Fifth Third investors with the proceeds it receives from the portion of the underwriters' option to be provided by it, at a purchase price equal to the public offering price less underwriting discounts and commissions. In this case, an equivalent number of shares of Class B common stock will be cancelled, and these Class B units will convert into Class A units upon such purchase.

        As a result of the reorganization transactions and this offering:

  •
  the investors purchasing Class A common stock in this offering will collectively own 29,412,000 shares of our Class A common stock (or 33,823,800 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and Vantiv, Inc. will hold 127,336,405 Class A units of Vantiv Holding;

  •
  the funds managed by Advent will hold 89,515,617 shares of Class A common stock (or 87,429,553 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  the Fifth Third investors will hold 86,005,200 shares of our Class B common stock and 86,005,200 Class B units of Vantiv Holding (or 83,919,136 shares of Class B common stock and 83,919,136 Class B units of Vantiv Holding if the underwriters exercise in full their option to purchase additional shares of Class A common stock), which Class B units are exchangeable on a one-for-one basis for shares of our Class A common stock or, at Vantiv, Inc.'s option, for cash;

  •
  the investors purchasing Class A common stock in this offering will collectively have 18.8% of the voting power and 23.1% of the economic interest of the common stock of Vantiv, Inc. (or

    21.3% and 26.1%, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  the funds managed by Advent will have 57.3% of the voting power of the common stock of Vantiv, Inc. (or 55.1% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

  •
  the Fifth Third investors will have 18.5% of the voting power of the common stock of Vantiv, Inc. and no economic interest in Vantiv, Inc.; and

  •
  certain of our employees will receive 1,419,810 shares of unrestricted Class A common stock and 6,749,306 shares of unvested restricted Class A common stock under the 2012 Equity Plan that will be subject to time-based vesting in accordance with its terms, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus), for phantom units they hold in Vantiv Holding.

        After the completion of this offering, Fifth Third Bank will continue to have the Warrant to purchase 20,378,027 Class C non-voting units of Vantiv Holding at an exercise price of approximately $15.98 per unit, subject to customary anti-dilution adjustments. Following this offering, the Warrant will be (x) freely transferable, in whole or in part, (y) freely transferable, in whole or in part, by third parties and (z) freely exercisable by the holder thereof subject to (i) the receipt of a private ruling from the IRS stating that the exercise of the Warrant will not cause a deemed transfer taxable to Vantiv, Inc. of an interest in the capital of Vantiv Holding for tax purposes from Vantiv, Inc. to the party exercising the Warrant, or a capital shift that causes a taxable event for Vantiv, Inc., (ii) enactment of final U.S. income tax regulations to clarify that no taxes will be payable upon exercise of the Warrant due to a capital shift that causes a taxable event for Vantiv, Inc., or (iii) Fifth Third Bank or another creditworthy entity providing indemnity to us equal to 70% of any taxes payable by us in respect of any income or gain recognized by Vantiv Holding or Vantiv, Inc. resulting from such a capital shift that may be caused by the exercise of the Warrant (except in certain circumstances including a change). If all or part of the Warrant issued to Fifth Third Bank (inclusive of any derivative Warrants if only a portion of the Warrant is transferred) is transferred to a third party that is not an affiliate of Fifth Third Bank, upon exercise of the Warrant, the Class C non-voting units will immediately be exchanged for, at our option, cash or Class A common stock. See "—Exchange Agreement." The Warrant expires upon the earliest to occur of (i) June 30, 2029 and (ii) a change of control of Vantiv, Inc. (as defined in the revised Warrant Agreement) where the price paid per unit in such change of control minus the exercise price of the Warrant is less than zero. See "—Agreements Related to the Separation Transaction—Warrant."

        Our post-offering organizational structure will allow the Fifth Third investors to retain equity ownership in Vantiv Holding, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of units. In addition, the Fifth Third investors from time to time may acquire an economic interest in Vantiv, Inc. by exercising their put right and acquiring Class A common stock pursuant to the Exchange Agreement. The Class B common stock will give voting rights to the Fifth Third investors. The total value and voting power of the Class A common stock and the Class B common stock that the Fifth Third investors hold (not including, for the avoidance of doubt, any ownership interest in units of Vantiv Holding) will be limited to 18.5% of all Class A common stock (and preferred stock entitled to vote with the Class A common stock, if we issue any in the future) and Class B common stock at any one time other than in connection with a stockholder vote with respect to a change of control, in which event the Fifth Third investors will have the right to that full number of votes equal to the number of shares of Class A common stock and Class B common stock they own, which giving effect to this offering, in the aggregate, would be 40.3% of all Class A common stock and Class B common stock. Investors in this offering will, by contrast, hold their equity ownership in Vantiv, Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. Vantiv, Inc. and Fifth Third Bank will incur vesting dates. Shares of restricted Class A common stock that holders receive with respect to their performance awards will vest annually over three years from the date of this offering, subject to the participant's continued service on such vesting dates.

        Certain of our named executive officers entered into phantom unit agreements with Vantiv Holding. See "Executive and Director Compensation—Compensation Discussion and Analysis—2011 Compensation Determinations—Long Term Incentive Awards" for more information. In connection with this offering and the termination of the Vantiv Holding Management Phantom Equity Plan, our named executive officers will receive 657,473 shares of unrestricted Class A common stock and 2,775,829 shares of unvested restricted Class A common stock that will be subject to time-based vesting, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus), for phantom units they hold in Vantiv Holding.

        The following table sets forth the number of time awards and performance awards received by each named executive officer and the number of shares of Class A common stock and restricted Class A common stock they will receive under the 2012 Equity Plan in connection with this offering and the reorganization transactions and assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus). The shares of restricted Class A common stock received will vest over time consistent with the terms set forth in their respective phantom unit agreements.

Name	Grant Date	Number of Time Awards (#)	Number of Performance Awards (#)	Base Price ($)	Number of Shares of Unrestricted Class A Common Stock (#)	Number of Shares of Restricted Class A Common Stock (#)
Charles D. Drucker	6/30/2009	815,217	1,086,956	11.00	353,086	1,569,271
Mark L. Heimbouch	12/9/2009	362,000	251,000	11.00	117,592	499,864
Royal Cole	3/8/2010	200,000	100,000	11.00	57,749	244,324
Adam Coyle	3/1/2010	116,667	58,333	11.00	33,687	142,522
	2/3/2011	33,333	16,667	14.90	3,818	38,183
Donald Boeding	7/31/2009	253,623	126,812	11.00	91,541	281,665

        Additionally, Jeffery Stiefler and Pamela Patsley, directors of Vantiv Holding prior to this offering, received awards of phantom units on August 2, 2010 and January 15, 2010, respectively, each with a base price of $11.00. Mr. Stiefler received 163,587 time awards and 216,848 performance awards, and Ms. Patsley received 54,333 time awards and 27,167 performance awards. In connection with this offering and the reorganization transactions and assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus), Mr. Stiefler will receive 35,426 shares of unrestricted Class A common stock and 367,994 shares of restricted Class A common stock, and Ms. Patsley will receive 15,688 shares of unrestricted Class A common stock and 66,375 shares of restricted Class A common stock.

        During 2010, Vantiv Holding granted 126,811 time awards and 63,406 performance awards, each at a base price of $11.00 per unit, under the Management Phantom Equity Plan to an operating partner of Advent International Corporation.

Advancement Agreement

        We and Vantiv Holding will enter into the Advancement Agreement, which provides for payments by Vantiv Holding to us for required payments under our tax receivable agreement related to the NPC NOLs, required payments under our other tax receivable agreements to the extent not covered by payments made pursuant to the Amended and Restated Vantiv Holding Limited Liability Company Agreement, required payments under the Exchange Agreement, our franchise taxes and our reasonable

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table shows information regarding the beneficial ownership of our Class A common stock (1) immediately following the reorganization transactions, but prior to this offering and (2) as adjusted to give effect to the reorganization transactions and this offering by:

  •
  each person or group who is known by us to own beneficially more than 5% of our common stock;

  •
  each member of our board of directors, each director nominee and each of our named executive officers;

  •
  all members of our board of directors, director nominees and our executive officers as a group; and

  •
  the selling stockholders.

        For further information regarding material transactions between us and our selling stockholders, see "Certain Relationships and Related Person Transactions."

        Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our Class A common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 97,924,405 shares of Class A common stock outstanding prior to the offering and 127,336,405 shares of Class A common stock to be outstanding after the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares, or 129,422,469 shares, assuming full exercise of the underwriters' option to purchase additional shares. Shares of Class A common stock subject to options or warrants currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is Vantiv, Inc., 8500 Governor's Hill Drive, Symmes Township, Ohio 45249.

        In addition to the Class B units the Fifth Third investors hold, Fifth Third Bank holds the Warrant to purchase 20,378,027 Class C non-voting units of Vantiv Holding at an exercise price of approximately $15.98 per unit, subject to customary anti-dilution adjustments. The Fifth Third investors will have the right, pursuant to and subject to the terms of the Exchange Agreement, from time to time to exchange their Class B units or Class C non-voting units in Vantiv Holding for shares of our Class A common stock on a one-for-one basis, up to a maximum at any time of 18.5% of all our Class A common stock, or, at Vantiv, Inc.'s option, for cash. Upon such exchange for Class A common stock, an equivalent number of shares of Class B common stock will be cancelled. Although the Fifth Third investors do not own any shares of Class A common stock, the following table gives effect to the ability of the Fifth Third investors to exchange Class B units into 18.5% of our Class A common stock, the maximum amount of Class A common stock the Fifth Third investors are permitted to own and the maximum amount of the aggregate voting power the Fifth Third investors are permitted to exercise (other than in connection with a change of control). If the Fifth Third investors hold any Class A common stock, the percentage voting power of the Class B common stock they own will be correspondingly reduced.

        Should the underwriters exercise their option to purchase additional shares, Vantiv, Inc. will use the proceeds it receives from the portion of the underwriters' option to be provided by it to purchase Class B units of Vantiv Holding from the Fifth Third investors. In that event, an equivalent number of shares of Class B common stock will be cancelled, and these Class B units will convert into Class A units upon such purchase.

						Shares of Class A Common Stock Beneficially Owned After this Offering Assuming Full Exercise of the Underwriters' Option to Purchase Additional Shares
	Shares of Class A Common Stock Beneficially Owned Before this Offering		Shares of Class A Common Stock Beneficially Owned After this Offering
					Class A Shares Offered Assuming Full Exercise of the Underwriters' Option to Purchase Additional Shares
Name of Beneficial Owner	Number of Shares	Percentage	Number of Shares	Percentage		Number of Shares	Percentage
5% Stockholders:
Funds managed by Advent International Corporation(1)	89,515,617	91.4%	89,515,617	70.3%	2,086,064	87,429,553	67.6%
Fifth Third Bancorp(2)	22,228,239	18.5%	28,904,582	18.5%	—	29,378,106	18.5%
Named Executive Officers, Directors and Director Nominees:
Charles D. Drucker(3)	2,162,029	2.2%	2,162,029	1.7%	239,672	1,922,357	1.5%
Mark L. Heimbouch	617,456	*	617,456	*	—	617,456	*
Royal Cole	302,073	*	302,073	*	—	302,073	*
Adam Coyle	218,210	*	218,210	*	—	218,210	*
Donald Boeding	373,206	*	373,206	*	—	373,206	*
Jeffrey Stiefler	403,420	*	403,420	*	—	403,420	*
Greg Carmichael	—	—	—	—	—	—	—
Paul Reynolds	—	—	—	—	—	—	—
John Maldonado(4)	—	—	—	—	—	—	—
David Mussafer(5)	—	—	—	—	—	—	—
Christopher Pike(4)	—	—	—	—	—	—	—
Directors, Director Nominees and Executive Officers as a group (16 persons)	5,463,891	5.6%	5,463,891	4.3%	239,672	5,224,219	4.0%

*
Less than 1%

(1)
The funds managed by Advent International Corporation own 99.4% of Vantiv, Inc., prior to this offering, which in turn owns approximately 50.9% of Vantiv Holding, LLC. The direct ownership of Class A common stock consists of 36,016,982 shares held by Advent International GPE VI Limited Partnership, 9,750,832 shares held by Advent GPE VI FT Co-Investment Limited Partnership, 21,045,894 shares held by Advent International GPE VI-A Limited Partnership, 1,822,283 shares held by Advent International GPE VI-B Limited Partnership, 1,856,205 shares held by Advent International GPE VI-C Limited Partnership, 1,479,902 shares held by Advent International GPE VI-D Limited Partnership, 4,481,889 shares held by Advent International GPE VI-E Limited Partnership, 6,777,143 shares held by Advent International GPE VI-F Limited Partnership, 4,271,152 shares held by Advent International GPE VI-G Limited Partnership, 1,319,081 shares held by Advent Partners GPE VI 2008 Limited Partnership, 39,546 shares held by Advent Partners GPE VI 2009 Limited Partnership and 118,814 shares held by Advent Partners GPE VI-A Limited Partnership. Should the underwriters exercise their option in full to purchase additional shares, each of the funds managed by Advent International Corporation will sell the following number of shares of Class A common stock: Advent International GPE VI Limited Partnership,                               ; Advent GPE VI FT Co-Investment Limited Partnership,                               ; Advent International GPE VI-A Limited Partnership,                               ; Advent International GPE VI-B Limited Partnership,                               ; Advent International GPE VI-C Limited Partnership,                              ; Advent International GPE VI-D Limited Partnership,                              ; Advent International GPE VI-E Limited Partnership,                              ; Advent International GPE VI-F Limited Partnership,                        ; Advent International GPE VI-G Limited Partnership,                              ; and Advent Partners GPE VI 2008 Limited Partnership,                               ; Advent Partners GPE VI 2009 Limited Partnership,                               ; Advent Partners GPE VI-A Limited Partnership,                              . Advent International Corporation is the manager of Advent International LLC, which is the general partner of: Advent Partners GPE VI 2008 Limited Partnership; Advent Partners GPE VI 2009 Limited Partnership; Advent Partners GPE VI -A Limited Partnership; GPE VI FT Co-Investment GP Limited Partnership; GPE VI GP Limited Partnerships and GPE VI GP (Delaware) Limited Partnerships. GPE VI FT Co-Investment GP Limited Partnership is the general partner of GPE VI GP Limited Partnership. GPE VI GP Limited Partnership is the general partner of: Advent International GPE VI Limited Partnership; Advent International GPE VI-A Limited Partnership; Advent International GPE VI-B Limited Partnership; Advent International GPE VI-F Limited Partnership; and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnerships is the general partner of: Advent International GPE VI-C Limited Partnership; Advent International GPE VI-D Limited Partnership; and Advent International GPE VI-E Limited Partnership. Advent International Corporation exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the shares of our common stock held by funds managed by Advent International Corporation, a group of individuals currently composed of Richard Kane, David M. Mussafer and Steven M. Tadler, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by Advent International Corporation. Each of Mr. Kane, Mr. Mussafer and Mr. Tadler disclaims beneficial ownership of the shares held by funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. In addition, a current director of Vantiv Holding, prior to the offering, beneficially owns 535,894 shares of Class A common stock. Through a written agreement with this director, Advent International Corporation has sole voting and investment power over these shares. The address of Advent International Corporation and each of the funds listed above is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

(2)
Fifth Third Bank, a wholly owned indirect subsidiary of Fifth Third Bancorp, holds 78,240,102 Class B units of Vantiv Holding prior to the completion of this offering and 78,240,102 shares of Class B common stock of Vantiv, Inc. prior to the completion of this offering, and FTPS Partners, LLC, a wholly owned subsidiary of Fifth Third Bank, holds 7,765,098 Class B units of Vantiv Holding prior to the completion of this offering and 7,765,098 shares of Class B common stock of Vantiv, Inc. prior to the completion of this offering. The Fifth Third investors do not own any shares of Class A common stock and are prohibited by the Exchange Agreement from owning more than 18.5% of the Class A common stock at any one time. The Exchange Agreement also prohibits the Fifth Third investors from exercising more than 18.5% of the aggregate voting power of our Class A and Class B common stock (other than in connection with a change of control). The Class B common stock provides the Fifth Third investors with up to 18.5% of the aggregate voting power of our common stock (other than in connection with a stockholder vote with respect to a change of control, in which event the Class B common stock will provide the Fifth Third investors with the full number of votes equal to the number of shares of Class B common stock they own) but has no economic rights. In such a vote in connection with a change of control, the Fifth Third investors' number of Class B units exchangeable into Class A common stock (and therefore the Fifth Third investors' number of shares of Class B common stock) and percentage of aggregate voting power of our common stock would be: (i) 86,005,200 units and 46.8% before giving effect to this offering; (ii) 86,005,200 units and 40.3% after giving effect to this offering; and (iii) 83,919,136 units and 39.3% after giving effect to this offering and assuming full exercise of the underwriters' option to purchase additional shares. The Fifth Third investors will have the right to exchange their Class B units of Vantiv Holding for shares of Class A common stock on a one-for-one basis or, at Vantiv, Inc.'s option, for cash. Upon such exchange for Class A common stock, an equivalent number of shares of Class B common stock will be cancelled. Should the underwriters exercise their option in full to purchase additional shares, we will purchase 2,086,064 Class B units of Vantiv Holding from the Fifth Third investors with the net proceeds we receive from the portion of the underwriters' option to be provided by us. In this case, an equivalent numbers of shares of Class B common stock will be cancelled, and these Class B units will convert into Class A units upon such purchase. Excludes the Warrant held by Fifth Third Bank to purchase Class C non-voting units of Vantiv Holding, which may be exchanged for 20,378,027 shares of Class A common stock on a one-for-one basis or, at Vantiv, Inc.'s option, for cash. The address of Fifth Third Bancorp, Fifth Third Bank and FTPS Partners, LLC is 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

(3)
Includes 239,672 shares held by JPDN prior to and after this offering, for which Mr. Drucker exercises sole voting and investment power. JPDN will hold no shares after this offering should the underwriters exercise their option in full to purchase additional shares.

(4)
Mr. Maldonado and Mr. Pike are Managing Directors at Advent International Corporation and may be deemed to beneficially own the shares held by the Advent funds. Each of Messrs. Maldonado and Pike disclaims beneficial ownership of the shares of Class A common stock held by the funds managed by Advent International Corporation, except to the extent of his pecuniary interest therein. The address of each of Messrs. Maldonado and Pike is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

(5)
Mr. Mussafer is a member of a group of persons who exercise voting and investment power over the shares of Class A common stock beneficially owned by the funds managed by Advent International Corporation and may be deemed to beneficially own the shares held by the Advent funds. Mr. Mussafer disclaims beneficial ownership of the shares of Class A common stock held by the funds managed by Advent International Corporation, except to the extent of his pecuniary interest therein. Mr. Mussafer's address is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

        The loan agreement requires us to maintain a maximum leverage ratio (based upon the ratio of total funded debt to consolidated EBITDA, as defined in the loan agreement) and a minimum interest coverage ratio (based upon the ratio of consolidated EBITDA to interest expense), which are tested quarterly based on the last four fiscal quarters. The required financial ratios become more restrictive over time, with the specific ratios required by period set forth in the following table:

Period	Leverage Ratio	Interest Coverage Ratio
January 1, 2011 to June 30, 2011	5.50 to 1.00	2.50 to 1.00
July 1, 2011 to June 30, 2012	5.25 to 1.00	2.50 to 1.00
July 1, 2012 to June 30, 2013	4.75 to 1.00	2.75 to 1.00
July 1, 2013 to June 30, 2014	3.75 to 1.00	3.00 to 1.00
Thereafter	3.00 to 1.00	3.25 to 1.00

        As of December 31, 2011, we were in compliance with these covenants with a Leverage Ratio of 3.25 to 1.00 and an Interest Coverage Ratio of 4.45 to 1.00. Our existing senior secured credit facilities contain a number of affirmative and restrictive covenants, including limitations on the incurrence of additional debt, liens on property, acquisitions and investments, loans and guarantees, mergers, consolidations, liquidations and dissolutions, asset sales, dividends and other payments in respect of our capital stock, prepayments of certain debt, transactions with affiliates and modifications of our organizational documents and certain of our subsidiaries.

        Following this offering and the repayment of a portion of the outstanding debt under our senior secured credit facilities using a portion of the net proceeds received by us therefrom, we intend to refinance the remaining indebtedness under such facilities with new senior secured credit facilities. Assuming we sell the number of shares of Class A common stock set forth on the cover of this prospectus at an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus), and we apply the net proceeds to be received by us as described in "Use of Proceeds," the new senior secured credit facilities will consist of $1.0 billion in term A loans maturing in 2017 and amortizing on a basis of 5.0% during the first eight quarters, 7.5% during the second eight quarters and 10.0% during the final four quarters with a balloon payment due at maturity, $250.0 million in term B loans maturing in 2019 and amortizing on a basis of 1.0% per year and a $250.0 million revolving credit facility maturing in 2017. It is anticipated that the revolving credit facility would include a $75.0 million swing line facility and a $40.0 million letter of credit facility. The new senior secured credit facility would also be expected to permit, subject to certain terms and conditions, the incurrence of up to $350.0 million of additional debt, plus an unlimited amount of additional debt so long our first lien leverage ratio does not exceed the level in existence as of the closing date, in each case, pursuant to one or more incremental facilities under our senior secured credit facilities. The terms of the new senior secured credit facilities are expected to be substantially similar to those under the existing senior secured credit facilities, with certain modifications including, among others, (1) the absence of any premium related to optional prepayments, (2) the absence of any requirement to mandatorily prepay the loans thereunder using excess cash flow, (3) the ability to amend the credit facility to extend the maturity date of the loans thereunder with the consent of those lenders who agree to do so, subject to certain conditions and (4) the ability to refinance, replace or modify any of the outstanding term facilities or revolving commitments, subject to certain conditions. The interest rates applicable to the loans are to be agreed but are expected to be lower than under the existing senior secured credit facilities. Borrowings under the term B loans are expected to bear interest at a rate equal to, at our option: (i) LIBOR plus 300 basis points (with a floor of 100 basis points) or (ii) a base rate plus 200 basis points. Borrowings under the new term A loans and new revolving credit facility are expected to accrue interest at rate equal to, at our option, a base rate or LIBOR plus an applicable margin. The applicable margins for the new term A loans and revolving loans are expected to be based on our leverage ratio, ranging from 250 to 175 basis points in the case of LIBOR and 150 to 75 basis points in the case of the base rate. Further, the ratio levels applicable to the financial covenants and certain exceptions to the restrictive covenants are to be agreed but are expected to be more permissive than under the existing senior secured credit facilities.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The expenses, other than underwriting commissions, expected to be incurred by us in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

SEC Registration Fee	$69,772
Financial Industry Regulatory Authority, Inc. Filing Fee	61,383
NYSE Listing Fee	250,000
Printing and Engraving	300,000
Legal Fees and Expenses	6,000,000
Accounting Fees and Expenses	2,500,000
Transfer Agent and Registrar Fees	15,000
Miscellaneous	13,845

Total	$9,210,000

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.

        The Registrant's amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the Delaware General Corporation Law, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person's services as a director or executive officer.

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